Exhibit 4.33

LICENSE AGREEMENT

This License Agreement is entered into as of September 2, 2012 (the “Execution Date”), by and among BioLineRx Ltd., a company formed pursuant to the laws of the State of Israel, having a place of business at 19 Hartum Street, P.O. Box 45158, Jerusalem 91450, Israel (together with any of its affiliates, including any company, partnership or corporation under its control, “BioLine”), and Biokine Therapeutics Ltd., a company formed pursuant to the laws of the State of Israel and having a place of business at Weizmann Science Park, P.O. Box 2213, Rehovot, 76120, Israel (“Licensor”).

WHEREAS, Licensor is the owner of an invention relating to the Drug and associated rights and know-how (the “Licensed Technology”, as further defined below); and

WHEREAS, BioLine wishes to obtain an exclusive license with respect to the Licensed Technology in order to develop and commercialize products based on the Licensed Technology, and Licensor wishes to grant BioLine an exclusive license with respect to the Licensed Technology, all in accordance with the terms and conditions of this Agreement;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Definitions. Whenever used in this Agreement with an initial capital letter, the terms defined in this Section 1, whether used in the singular or the plural, shall have the meanings specified below.

“Additional Ingredient” shall mean any compound or substance which is not any of (x) a Licensed Product, (y) a New Development or (z) developed in the Contemplated Clinical Trials or otherwise results from the development of the Drug hereunder, and (i) which is contained in a product and (ii) when administered to a patient has a therapeutic or prophylactic clinical effect independent of a Licensed Product, either directly or by acting synergistically with or otherwise enhancing the effect of other compounds or substances contained in such product.

“Affiliate” shall mean, with respect to a party, any person, organization or entity controlling, controlled by or under common control with, such party, including, with respect to a limited partnership, its limited partners, general partners.  For purposes of this definition only, “control” of another person, organization or entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such person, organization or entity, whether through the ownership of voting securities, by contract or otherwise.  Without limiting the foregoing, control shall be presumed to exist when a person, organization or entity (i) owns or directly controls the Relevant Percentage of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) possesses, directly or indirectly, the power to elect or appoint the Relevant Percentage of the members of the governing body of the organization or other entity.  BioLine may, from time to time, update such list in which case it will provide notice thereof to Licensor. The “Relevant Percentage” means 50% or more of the applicable amount, except with respect to Sections 2.3, 2.4, 7.3 and 7.4, 8.1.3, 12.4.2 and 13.9 where it means more than 50% of the applicable amount.

“Calendar Quarter” shall mean the respective periods of 3 consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect.

“Combination Product” shall mean a product, substance or device which comprises a Licensed Product and at least one Additional Ingredient.

“Contemplated Clinical Trial” shall mean one of the two non-comparative clinical trials managed by Licensor as of the Execution Date, studying the effects of the Drug on two indications as set forth in the Development Plan. A Contemplated Clinical Trial shall be deemed as having “commenced” if a single patient has (i) entered the treatment phase of such trial and (ii) received at least one (1) injection of the Drug.  A Contemplated Clinical Trial shall be deemed “completed” when a final report of such trial shall be submitted to the board of directors of each of the Licensor and BioLine.

“Core Patents” means the patents and patent application expressly listed in Exhibit E.

“Development Plan” shall have the meaning given to it in Section 5.1.

“Drug” means 4F-benzoyl- TN14003.

“Effective Date” means the date on which the written consent of the OCS with respect to this Agreement has been obtained in accordance with Section 2 (whether such OCS consent is granted for an associated form of Agreement modified in accordance with Section 2.1 or for the Execution Date Agreement, as such term is defined in Section 2.1).

“Execution Date” shall have the meaning given to it in Preamble.

“Execution Date Agreement” shall have the meaning given to it in Section 2.1.

“First Commercial Sale” shall mean the first sale of a Licensed Product by BioLine, anyone on its behalf, an Affiliate of BioLine or a Sublicensee, in any form or manner, to an unaffiliated third party (those parties not regarded to as BioLine Affiliates, Sublicensees or Affiliates of Sublicensees), after Regulatory Approval has been achieved in the country in which such Licensed Product is sold.  The provision of Licensed Product for test marketing, sampling and promotional uses, clinical trial purposes, compassionate or similar use shall not be considered to constitute a First Commercial Sale, unless the Licenses Product has been sold for consideration.

“FDA” shall mean the United States Food and Drug Administration.

“Grants” shall mean any funds, research grants, or benefits received by BioLine from governmental, quasi-governmental or other non-profit sources for the development and/or commercialization of Licensed Products or other benefits.

“Hadasit” means Hadasit Medical Research Services & Development Ltd.

“Infringement” shall have the meaning given to it in Section 9.1.1.

“Joint Development Committee” or “JDC” shall have the meaning given to it in Section 5.3.

“License” shall mean the license granted to BioLine pursuant to Section 2.2.

“Licensed Know-How” shall mean all inventions, know-how and other intellectual property controlled by Licensor, in written, electronic or other form, and relating to the Drug.

“Licensed Patents” shall mean (i) the U.S., foreign or international patents and/or patent applications set forth on Exhibit A attached hereto, (ii) any patent or patent application that claims priority to and is a divisional, continuation, reissue, renewal, reexamination, substitution or extension of any patent application identified in (i); (iii) any patents issuing on any patent application identified in (i) or (ii), including any reissues, renewals, reexaminations, substitutions or extensions thereof; (iv) any claim of a continuation-in-part application or patent that is entitled to the priority date of, and is directed specifically to subject matter specifically described in, at least one of the patents or patent applications identified in (i), (ii) or (iii); (v) any foreign counterpart (including PCTs) of any patent or patent application identified in (i), (ii) or (iii) or of the claims identified in (iv); (vi) any U.S. or foreign patents and patent applications that claim, but only with respect to those claims that claim subject matter specifically included in, the invention set out in the patents and/or patent applications set forth on Exhibit A attached hereto; and (vii) any supplementary protection certificates, any other patent term extensions and exclusivity periods and the like of any patents and patent applications identified in (i) through (vi).  Exhibit A attached hereto sets forth the Licensed Patents, and shall be updated from time to time to reflect inclusion of new Licensed Patents.

“Licensed Product” shall mean any product, in any indication, that comprises, contains, incorporates or is covered by Licensed Technology.

“Licensed Technology” shall mean the Licensed Patents and the Licensed Know-How.

“Licensor Indemnitees” shall have the meaning given to it in Section 11.1

“M&A Transaction” shall mean (a) a transaction in which all or substantially all of the assets to which the subject matter of this Agreement relates are acquired by or assigned to party that is not an Affiliate, or (b) a sale of all or substantially all of the share capital of BioLine (or its Affiliates), (c) the merger of BioLine (or its Affiliates) with any other entity, or any other similar corporate action, except an internal reorganization of BioLine (or its Affiliates) for tax-related reasons otherwise.

“Net Sales” shall mean the gross amount billed or invoiced by or on behalf of BioLine and/or its Affiliates (the “Invoicing Entity”) on sales of Licensed Products (whether made before or after the First Commercial Sale of the Licensed Product), less the following: (a) customary and reasonable trade, quantity, or cash discounts to the extent actually allowed and taken; (b) amounts repaid or credited by reason of rejection or return; (c) to the extent separately stated on purchase orders, invoices, or other documents of sale, any taxes or other governmental charges levied on the production, sale, transportation, import, export, delivery, or use of a Licensed Product which is paid by or on behalf of the Invoicing Entity; and (d) outbound transportation, packing and delivery charges, as well as prepaid freight (including shipping insurance) actually incurred. No other expenses or payments, of any kind, including any payments due to the OCS with respect to Grants in relation to the sales of Licensed Products, shall be deducted for the purposes of calculating Net Sales.

(i)	In any transfers of Licensed Products between the Invoicing Entity and an Affiliate of the Invoicing Entity not for the purpose of resale by such Affiliate, Net Sales shall be equal to the fair market value of the Licensed Products so transferred, assuming an arm’s length transaction made in the ordinary course of business;

(ii)	Good faith sales of Licensed Products by an Invoicing Party to an Affiliate of such Invoicing Party, for resale by such Affiliate, shall not be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced or billed by such Affiliate on resale to an independent third party purchaser; and

(iii)	In the event that the Invoicing Entity, or the Affiliate of the Invoicing Entity, receives non-monetary consideration for any Licensed Products or in the case of transactions not at arm’s length with a non-Affiliate of the Invoicing Entity, Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business.

“New Developments” shall have the meaning set forth in Section 3.2.

“OCS” shall mean the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel.

“Phase II Clinical Trial” shall mean a human clinical trial in any country conducted to evaluate the effectiveness of a drug for a particular indication or indications in patients with the disease or condition under study and, possibly, to determine the common short-term side effects and risks associated with the drug.  In the United States, “Phase II Clinical Trial” means a human clinical trial that satisfies the requirements of 21 C.F.R. § 312.21 (b).

“Regulatory Agency” shall mean the FDA or equivalent agency or government body of another country.

“Regulatory Approval” shall mean (i) approval by the FDA permitting commercial sale of a Licensed Product, or (ii) any comparable approval permitting commercial sale of a Licensed Product granted by the applicable Regulatory Agency in any other country or jurisdiction.

“Representative” shall have the meaning given to it in Section 5.3.

“Sublicense” shall mean any right granted, license given, or agreement entered into, by BioLine to or with any other person or entity, under, or with respect to, or permitting any use of, any of the Licensed Technology or otherwise permitting the development, manufacture, marketing, distribution and/or sale of Licensed Products (regardless of whether such grant of rights, license given or agreement entered into is referred to or is described as a sublicense or as an agreement with respect to the development and/or manufacture and/or sale and/or distribution and/or marketing of Licensed Products).  For the avoidance of doubt, an M&A Transaction will not be regarded as a Sublicense.

“Sublicense Receipts” shall mean any payments or other consideration that BioLine or an Affiliate of BioLine or any entity on their behalf (excluding a Sublicensee) actually received in connection with a Sublicense, or the grant of an option to obtain a Sublicense, including without limitation royalties, license fees, milestone payments, license maintenance fees and equity (or securities convertible into equity or other equity-related instruments); provided, however, that in the event that BioLine or an Affiliate of BioLine or any entity on their behalf (excluding a Sublicensee) receives non-monetary consideration in connection with a Sublicense or the grant of an option to obtain a Sublicense or in the case of transactions not at arm’s length, Sublicense Receipts shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business; and provided further that Sublicensing Receipts will be reduced by any amounts paid by BioLine or an Affiliate of BioLine to a Sublicensee on account of refunds or rebates given in respect of Sublicense Receipts and payments to one or more third parties to obtain a Third Party License from such third party(ies) in order to practice the Licensed Technology.  For the avoidance of doubt, Sublicensing Receipts shall not include any amounts received as Grants.

“Sublicensee” shall mean a person or entity granted a Sublicense in accordance with Section 2.3, including any sublicensees of other Sublicensees.

“Third Party License” shall mean a license from an unaffiliated third party (those parties not regarded as BioLine Affiliates) to one or more valid and enforceable patents issued in the United States or any other jurisdiction, the claims of which cover one or more functional components that is essential for the efficacy of the Licensed Product.

2.	License Grant.

2.1.	Effective Date. The parties acknowledge that the OCS must consent to this Agreement before this Agreement is made effective. As such, immediately following the Execution Date, BioLine shall take the actions required to request the written consent of the OCS to this Agreement in the form executed by the parties as of the Execution Date (“Execution Date Agreement”) and shall make reasonable commercial efforts to obtain such OCS consent. Licensor shall provide reasonable cooperation therewith and shall file all documents and execute all documents reasonably required to be submitted to the OCS in connection with such consent. Subsequent to the Execution Date, and until termination of this Agreement, Licensor shall not develop the Drug or grant any rights with respect thereto except pursuant to the provisions hereof or with the prior written consent of BioLine. The parties acknowledge that it may be necessary prior to the Effective Date to modify the Execution Date Agreement to comply with the specific, formal written requests of the OCS and the parties shall consider any such proposed modifications in good faith; provided, however, that (a) subject to this entire Agreement being in full force and effect, all financial obligations that may be imposed by the OCS as a pre-condition to obtaining OCS consent to this Agreement shall be the sole responsibility of the party to which such obligation is allocated by the OCS; (b) the parties will cooperate in good faith to minimize financial and non-financial obligations (which obligations must be commercially reasonable) that may be imposed by the OCS as a pre-condition to obtaining OCS consent to this Agreement; and (c) after the parties have considered any such proposed modifications in good faith, neither party shall be required to agree to either financial obligations that may be imposed by the OCS as a pre-condition to obtaining OCS consent or any modifications to the Execution Date Agreement that would have, or would be likely to have, a material adverse impact on the rights or obligations of either party as set forth in the Execution Date Agreement, and for the avoidance of doubt, Licensor shall not be required to agree to any modifications that change the payment schedule in Section 6 hereof. To the extent the OCS consent is not obtained within three months of the date that Licensor has filed all required reports and documents with the OCS and closed such OCS files, the parties obligations hereunder shall terminate, except as provided in the next sentence. Notwithstanding anything herein to the contrary, the provisions of this Execution Date Agreement other than this Section 2 and Sections 6.1, 8 and 12.3.4, shall not be effective until the Effective Date. From and after the Effective Date, the entire Agreement shall be in full force and effect. In addition, at the Execution Date the parties shall commence working on the Development Plan, to the extent the same is possible absent a license hereunder, substantially in accordance with the provisions of Sections 5.2 and 5.3, applied mutatis mutandis.

2.2.	License. Subject to terms and conditions hereof, Licensor hereby grants to BioLine an exclusive, royalty-bearing, worldwide license under Licensor’s rights in the Licensed Technology to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import Licensed Products and/or provide services relating thereto. For purposes of this Section 2.2, the term “exclusive” means that Licensor shall not have any right to grant such licenses or rights to any third party with respect to the foregoing or engage in any of the foregoing except with the written permission of BioLine, except as set forth in the Development Plan.

2.3.	Sublicenses. BioLine shall be entitled to grant Sublicenses to third parties under the License, it being clarified that Sublicenses shall be granted for consideration and in arm’s length transactions, and that sublicenses to Affiliates of BioLine shall not be considered Sublicenses under this Agreement. Notwithstanding the foregoing, and notwithstanding the fact that BioLine is solely responsible for the commercialization of Licensed Products, prior to granting any Sublicense to a third party (the “Prospective Sublicensee”), the provisions of this Section 2 will apply to any Sublicense grant.

2.3.1.	Sublicense Prior to Completion of Development Plan. Prior to the date that at least one Contemplated Clinical Trial has commenced and at least one Contemplated Clinical Trial has been completed, any grant of a Sublicense shall require the prior written consent of Licensor, which may be withheld in its sole discretion.

2.3.2.	Sublicense after Completion of Development Plan. After the date set forth in Section 2.3.1, any grant of a Sublicense shall not require the prior written consent of Licensor but shall be subject to the following:

2.3.2.1.	BioLine will provide Licensor with a written notice (the “Notice”) that will include: (a) BioLine’s desire to grant a Sublicense to the Prospective Sublicensee; and (b) the principal commercial terms of the proposed Sublicense. Within 7 days of receipt of the Notice, Licensor may provide a written notice (the “Response”) to BioLine indicating that Licensor has identified an alternative third party (the “Alternative Prospective Sublicensee”) who has provided Licensor with a term sheet containing financial terms objectively more favorable than those set out in the Notice (such terms to be included in the Response), in which case BioLine will commence negotiations with the Alternative Prospective Sublicensee for the grant of the Sublicense, provided that should such negotiations fail to generate a binding, written and definitive sublicense agreement within 30 days, BioLine shall be free to proceed to grant a Sublicense to the Prospective Sublicensee.

2.3.2.2.	In the event that Licensor notifies BioLine in writing that it does not wish to propose an Alternative Prospective Sublicensee or fails to provide BioLine with a Response within the aforementioned 7 day period, BioLine shall be entitled to grant the aforementioned Sublicense to the Prospective Sublicensee with no further obligations in respect thereof to Licensor (save and except for the remaining provisions of this Article).

2.3.2.3.	If the consent of the OCS is required for a Sublicense, Licensor shall have the right to have a non-participating observer present at all meetings, conference calls and any other interactions between BioLine’s representatives and the OCS relating to obtaining such consent, provided that all correspondence and discussions with the OCS shall be carried out solely by BioLine, and any decisions with respect to obtaining consent shall be taken in the sole discretion of BioLine. BioLine shall (a) make reasonable efforts to reduce amounts payable to the OCS, and consult with Licensor regarding negotiations with the OCS to reduce such amounts, provided that in any such event and subject to the consultation hereunder BioLine shall have no obligation to obtain Licensor’s approval (b) provide Licensor with a reasonable opportunity to review any communications related to the request for consent submitted to the OCS and (c) keep Licensor fully informed as to the progress of such request for consent.

2.3.3.	Sublicense Agreements. Sublicenses shall only be granted pursuant to written agreements. BioLine shall provide Licensor with a copy of (i) the proposed final draft of each sublicense agreement into which it intends to enter for Licensor’s review 7 days prior to the contemplated date of execution thereof, it being recognized that due to the nature of commercial negotiations such draft may be subject to change immediately prior to the execution thereof and BioLine may not be able to provide Licensor with such absolute final draft prior to execution, and (ii) the final executed version of each sublicense agreement into which it enters within 7 days after receipt of an executed draft thereof from the Sublicensee. For avoidance of doubt, it is hereby clarified that should the final executed version include material changes from the proposed final draft provided to Licensor for review pursuant to the foregoing, Licensee shall specifically notify Licensor of such material changes within reasonable time prior to execution. The Licensor shall have a right to comment on, and to object to the sublicense agreement to the extent that it provides rights to the Sublicensee that are inconsistent with, or deviate from, the terms of this Agreement, in which case such Sublicense Agreement shall not come into effect. Each such sublicense agreement shall be consistent with the terms of the Agreement and shall contain, inter alia, provisions to the following effect:

2.3.3.1.	All provisions necessary to ensure BioLine’s ability to perform its obligations under this Agreement, including reporting and audit requirements; and

2.3.3.2.	In the event of termination of the license set forth in Section 2.2 above (in whole or in part – e.g. termination in a particular country), any existing agreements that contain a Sublicense of, or other grant of right with respect to, Licensed Technology shall terminate to the extent of such Sublicense or other grant of right; provided, however, that, for each Sublicensee, upon termination of the Sublicense agreement with such Sublicensee, if the Sublicensee is not then in breach of such Sublicense agreement with BioLine such that BioLine would have the right to terminate such Sublicense, Licensor shall be obligated, at the request of such Sublicensee, to enter into a new agreement with such Sublicensee on substantially the same terms as those contained in such Sublicense agreement (including with respect to New Developments, and to the extent such terms are consistent with the terms of this Agreement); and provided, further, that such terms shall be amended, if necessary, to the extent required to ensure that such Sublicense agreement does not impose any obligations or liabilities on Licensor which are not included in this Agreement. Licensor’s consent to such Sublicensee request shall not be unreasonably withheld.

2.3.4.	A Sublicensee shall be entitled to Sublicense its rights under a Sublicense agreement, and so forth through a chain of sublicenses, provided that each such sublicense shall be subject to the terms specified in Section 2.3 above.

2.4.	Contractors and Affiliates. BioLine shall have the right to utilize third party contractors in connection with BioLine’s activities in exploiting the License. Provided that such contractors perform activities on BioLine’s behalf, and BioLine maintains control of and remains solely responsible for such activities, the provisions of Section 2.3 shall not apply with respect to such contractors. For the avoidance of doubt, Sublicenses to Affiliates of BioLine shall not be considered Sublicenses under this Agreement; provided that upon such transaction such Affiliate shall be bound by all of BioLine’s obligations hereunder.

3.	Title.

3.1.	Title. Subject to the License granted to BioLine pursuant to the terms of this Agreement, all rights, title and interest in and to the Licensed Technology shall be owned solely and exclusively by Licensor.

3.2.	New Developments. As between the parties, any inventions developed, made, conceived or created by BioLine or its Affiliates as a result of the exercise of the License that relate directly to the Licensed Technology or the Licensed Products (including but not limited to any improvement of the performance or efficacy of the Licensed Products, a reduction of any side effects, drug interactions or other adverse effects of the Licensed Products, or an increase in the efficiency or productivity of the manufacturing and production process for the Licensed Products) and all intellectual property rights therein (all of the foregoing, “New Developments”) shall be the sole property of BioLine, subject to Section 12.4.1.

3.3.	Additional Funding for Licensor. Licensor shall not accept any funding from any third party for research or any other activity relating or connected to the Licensed Technology without the prior written consent of BioLine.

4.	Patent Filing, Prosecution and Maintenance.

4.1.	Filing. BioLine shall be obligated to prosecute and maintain the Core Patents. In respect of patents and patent application that are not included in the Core Patents, BioLine shall, subject to its right to abandonment under Section 4.2, prepare, file, prosecute and maintain any patent applications and patents in respect of the Licensed Technology and/or any part thereof which is not part of the Core Patents, and at BioLine’s sole expense. BioLine shall provide Licensor with copies of all patent applications reasonably in advance of any submission thereof to allow a reasonable and adequate discussion of patent strategies. Licensor undertakes to cooperate in a timely manner with BioLine’s efforts to register the patent, including by executing any documents as may be required for such purpose. BioLine shall consider in good faith all of Licensor’s comments.

4.2.	Abandonment. If BioLine decides that it does not wish to pay for the preparation, filing, prosecution, protection or maintenance of any patents or patent applications that are not Core Patents (“Abandoned Patent Rights”), BioLine shall provide Licensor with notice of such election within 30 days of BioLine’s firm decision to abandon the patent (and in the case of an existing patent or patent application, at least 30 business days prior to the expiration thereof). BioLine shall then be released from any obligation to bear any costs or expenses in respect of such Abandoned Patent Rights. At the written request of Licensor provided to BioLine within 30 days of the receipt of the foregoing election, BioLine shall cooperate with Licensor, and take actions necessary to transfer responsibility for such payments to Licensor. In such event, any license granted by Licensor to BioLine hereunder with respect to such Abandoned Patent Rights will terminate, and BioLine will have no rights whatsoever to exploit such Abandoned Patent Right. Licensor shall then be free, without further notice or obligation to BioLine, to grant rights in and to such Abandoned Patent Rights to third parties.

4.3.	No Warranty. Nothing contained herein shall be deemed to be a warranty by any of the parties that they can or will be able to obtain patents on patent applications included in the Licensed Patents, or that any of the Licensed Patents will afford adequate or commercially worthwhile protection.

5.	Development and Project Management.

5.1.	Development Plan. The parties hereto have agreed on a plan for the development of Licensed Product~~s~~, including a related budget, which is incorporated into this Agreement as Exhibit B and which forms an integral part hereof (the “Development Plan”). The Development Plan describes (i) the proposed overall program of development, including clinical trials and associated timelines; (ii) timelines for key Regulatory Authority meetings, filing of applications for Regulatory Approval, and receipt of Regulatory Approvals, (iii) the anticipated tasks, responsibilities, and obligations of Licensor and BioLine under the Development Plan, and (iv) an associated estimated budget for all related development costs. In the event of any inconsistency between the Development Plan and this Agreement, the terms of this Agreement shall prevail. The Development Plan addresses the period commencing as of seven days subsequent to the Effective Date and ending upon the completion of the Contemplated Clinical Trials.

5.2.	Performance of Development Plan. Each of Licensor and BioLine shall perform its respective obligations under the Development Plan in accordance with the terms thereof and cooperate with the other party in order to satisfy the requirements of the Development Plan. In connection with the foregoing, Licensor shall cooperate with BioLine in uploading all data, information, documents and agreements regarding the Drug and the Contemplated Clinical Trials to BioLine’s data management system. In addition, Licensor shall provide BioLine’s project manager with prompt and regular updates concerning the progress of the Contemplated Clinical Trials, as requested by BioLine, including without limitation all data, documentation and results relating to or produced by such trials. BioLine shall designate a project manager who will work with the Licensor’s team in the performance of the Development Plan. Licensor’s team shall provide prompt and regular updates to BioLine’s project manager regarding the progress of the Development Plan, as reasonably requested. The failure of one of the Contemplated Clinical Trials to hew to the schedule set forth in the Development Plan shall not be deemed a breach of this Agreement so long as the applicable party is making reasonable commercial efforts to perform its obligations thereunder.

5.3.	Joint Development Committee, Consultation and Progress Reports. The parties shall establish a joint development committee (the “Joint Development Committee” or “JDC”) to oversee the development of the Licensed Product according to the Development Plan, the implementation of the Development Plan and the management of the Contemplated Clinical Trials. Each party shall be entitled to designate two representatives to the JDC (each a “Representative”). The JDC shall meet no less frequently than monthly, and shall produce in each such meeting a written workplan in respect of the period until the next meeting of the JDC. The Representatives shall be bound by the confidentiality arrangements set out in this Agreement. The parties agree to consult, via their respective Representatives, in respect of material decisions related to the exercise of the License and/or the Licensed Technology and/or Licensed Products. In the context of the JDC, each party shall provide the other party, via their respective Representatives, with quarterly reports which shall summarize the material activities undertaken by such party (or in the case of BioLine, its Affiliates and/or contractors), as applicable, with respect to the Licensed Technology, the Development Plan and/or the Licensed Products during the period which the report covers. All activities and work undertaken by the parties according to this Agreement and the Development Plan shall be fully transparent to the parties. While the parties shall strive to achieve consensus on any material decision regarding the implementation of the development of the Drug (including any matter in respect of the Contemplated Clinical Trials, the Development Plan or any modification thereto) in the event that, after a period of 7 days, the Representatives are unable to reach such consensus on such matters, either party’s Representatives may refer such matter to their respective chief executive officer (or his or her designee) who will be then have 7 days to attempt to resolve such matter with the chief executive officer (or his or her designee) of the other party. In the event that, after such 7 day period, the parties cannot resolve such matter, either party - via such party’s chief executive officer - may refer such matter for definitive resolution to Dr. Aharon Schwartz (or his successor in the position of chairman of the board of BioLine). The dispute resolution mechanism herein shall not apply to change of indication (except in the case of the initial determination of the second indication), material changes to the budget under the Development Plan or changes to the number of patients under the Development Plan. To avoid doubt, subject to the express terms and conditions of this Agreement, as between the parties, BioLine shall be solely responsible for all decisions regarding the commercialization of Licensed Products, and all commercialization and business development activities under the License and with respect to Licensed Products. The Joint Development Committee shall be disbanded on the earlier to occur of (i) the completion of the Development Plan, or (ii) the grant by BioLine of a Sublicense.

5.4.	Change of Indication. The targeted indication of one of the Contemplated Clinical Trials shall be AML (Acute Myeloid Leukemia) and the indication of the second Contemplated Clinical Trial shall be determined as set forth in the Development Plan. In the event BioLine believes that any indication of a trial should be changed, it will promptly notify Licensor and the parties shall make efforts to achieve consensus on a replacement indication. In the event that the parties are unable to reach consensus after a period of 7 days, either of the parties may refer the matter to their respective chief executive officer (or his or her designee) who will be then have 7 days to attempt to resolve the matter with the chief executive officer (or his or her designee) of the other party. In the event that, after such 7 day period, the parties cannot resolve the matter, either party - via such party’s chief executive officer - may refer the matter for definitive resolution by expert determination according to the World Intellectual Property Expert Arbitration Rules. The expert shall be chosen by mutual agreement of the parties within 14 days of the referral of the matter to expert arbitration by one of the parties. The referral to the expert shall not derogate from the parties obligations and rights hereunder.

5.5.	No Funding from Licensor; Grants and Government Programs. The parties hereby agree that, except for compensation to Dr. Irit Avivi and Dr. Arnon Nagler in accordance with Section 6.2.2 below, Licensor shall not be required to provide any funding in connection with this Agreement. Licensor acknowledges and agrees that BioLine may apply for Grants for the funding of the development and commercialization of Licensed Products and Licensor agrees to perform such further acts and execute such further documents as may reasonably be necessary to support the preparation and submission of applications for the aforementioned Grants. Licensor acknowledges and agrees that if BioLine receives Grants with respect to the Licensed Technology or Licensed Products, this Agreement will become subject to the applicable laws and regulations governing such Grants, if any.

5.6.	Non-Solicitation. Each of BioLine and Licensor agrees that during the term of the Development Plan and for a period of 18 months thereafter it shall not recruit the personnel of the other party without such party’s written approval.

5.7.	Removal of Restrictions. The parties agree to cooperate in good faith in order to remove any restrictions on Licensor’s rights in and to the Drug or Licensed Technology arising from arrangements with Hadasit and Kyoto University, as set forth in Exhibit C attached hereto.

5.8.	Third Party Agreements; Manufacture. Licensor shall make all commercial efforts to assign or transfer to BioLine all agreements with third parties concerning the manufacture of the Drug, or any other agreements related to the Drug or the Contemplated Clinical Trials reasonably required or deemed helpful by BioLine in order to perform its obligations under the Development Plan. Licensor represents that it has produced under Good Manufacturing Practices a certain quantity of the Drug. Licensor shall make available to BioLine all amounts of the Drug in its possession or control. BioLine shall use such amounts of the Drug as determined by the JDC. The parties hereby acknowledge that such quantity of the Drug shall not suffice for the performance of the Contemplated Clinical Trials and the Development Plan and that BioLine may independently contract for the manufacture of additional quantities of the Drug, as set forth in the Development Plan.

5.9.	Other Projects. BioLine represents that it has no current projects in the fields of stem cell mobilization, non-Hodgkins lymphomas, and/or acute myeloid leukemia. Until the earlier of (i) the completion of the Development Plan, or (ii) the grant of a Sublicense hereunder, BioLine shall not acquire or continue developing any projects in the fields of non-Hodgkins lymphomas and/or acute myeloid leukemia, except that BioLine may acquire and continue developing any such projects until the commencement of Phase II Clinical Trials for such projects (or any earlier stage). A breach of this Section 5.8 shall be deemed a material breach of this Agreement which shall entitle Licensor to terminate this Agreement pursuant to Section 12.3.2.1.

5.10.	Follow-on. Subsequent to the completion of the Development Plan, (a) BioLine shall continue to have an obligation to make commercially reasonable good faith efforts efforts to commercialize the Drug pursuant to Section 5.11 hereof, and (b) except as expressly set forth herein, Licensor shall have no further right or obligation to perform any matters in respect of the development of the Drug. If BioLine requests that Licensor continue to perform actions in respect of the development of the Drug, the parties shall come to a mutual written agreement regarding the terms and conditions thereof.

5.11.	Good Faith Efforts to Develop. BioLine undertakes to make commercially reasonable good faith efforts to Sublicense or commercialize the Drug for fair consideration.

5.12.	Sublicense of Arms Length Basis. Any Sublicense granted by BioLine hereunder shall be granted on arms length basis.

5.13.	Provision of Information. Licensor shall promptly disclose to BioLine, on an ongoing basis, any material information regarding the Drug including, without limitation, the development thereof and the Contemplated Clinical Trials, arising after the Execution Date of this Agreement of which Licensor becomes aware. In addition, Licensor shall promptly provide to BioLine any information in its possession reasonably requested by BioLine in order to meet its legal obligations as sponsor of the applicable study.

6.	Fees and Consideration.

6.1.	Project Management Fee. In consideration for Licensor’s performance of its obligations pursuant to the Development Plan, BioLine shall pay Licensor a project management fee (the “Project Management Fee”) as follows:

6.1.1.	For the initial 12 month period commencing as of the Execution Date, BioLine shall pay Licensor the amount of US $100,000 per month.

6.1.2.	Following the aforementioned 12 month period, and continuing until the earlier of (i) the completion of the Contemplated Clinical Trials or (ii) the grant of a Sublicense hereunder, BioLine shall pay Licensor:

(a) The amount of $65,000 per month, for a subsequent period of 12 months;

(b) Following such subsequent 12 month period and for a period of 6 months, an amount of $60,000 per month; and

(c) Following such 6 month period, an amount of $50,000 per month.

In the event that both Contemplated Clinical Trials are completed within the applicable Clinical Trial Period as defined in this section, BioLine shall make a one-time payment to Licensor in the amount of $250,000. “Clinical Trial Period” means either (i) 24 months from the Execution Date; or (ii) in the event BioLine contracts or otherwise arranges for the manufacture of the Drug through any party other than Licensor or Novetide, Ltd. (including BioLine itself or any of its Affiliates), a period of 28 months from the Execution Date.

The Project Management Fees set forth above are subject to Licensor’s continued employment of both a Chief Medical Director and a VP Regulation and Clinical Affairs as managers of the Contemplated Clinical Trials (each, a “Trial Manager”), as provided below: Failure of Licensor, in the event of the termination of the employment of either of the Trial Managers, to hire a replacement with substantially equivalent experience within the Replacement Period shall result in the reduction of the ongoing Project Management Fees by 50% during the period commencing upon the end of the applicable Replacement Period and ending upon the date that a suitable replacement for such Trial Manager has been hired and commenced working. No Project Management Fees shall be paid during the period commencing upon the end of the applicable Replacement Period and ending upon the date that suitable replacements have been hired and commenced working to the extent that the employment of both Trial Managers has been terminated and no suitable replacements have been hired or commenced working. In the event a suitable full-time replacement for the position of VP Regulation and Clinical Affairs has not commenced working within the end of the Replacement Period, the Contemplated Clinical Trials shall be managed by BioLine or its designee until such replacement has commenced working. The “Replacement Period” means, with respect to each Trial Manager, the period commencing on the termination of the employment relationship of such Trial Manager and ending on the later of (i) a period of one month later or (ii) three months subsequent to the date that either the Licensor or the Trial Manager gave notice to terminate the employment of such Trial Manager.

6.2.	Development Costs.

6.2.1.	General Costs. BioLine shall be solely responsible for all development costs incurred pursuant to the budget included as part of the Development Plan, subject to the following provisions. With respect to the implementation of the Development Plan, should Licensor need to contract with or issue purchase orders to third party contractors, suppliers, service providers and institutions involved with the implementation of the Development Plan (for the purpose hereof, such third parties are referred to as “Third Party Contractors”), Licensor shall promptly disclose to BioLine such need. The JDC shall determine which party shall act as such Third Party Contractor. If BioLine is reasonably able and prepared to provide the required services, the JDC shall favorably consider BioLine therefor. If the parties shall use a Third Party Contractor that is not BioLine, upon agreement by BioLine of such need for the proposed Third Party Contractor, BioLine (i) shall promptly manage the negotiations with such Third Party Contractor, (ii) shall be the contracting party with such Third Party Contractor, and (iii) shall make payment to such Third Party Contractors.

6.2.2.	Consultants. Written consulting agreements between Licensor and Dr. Irit Avivi and Dr. Arnon Nagler are currently in effect, both of whom act as consultants to the Licensor in respect of the development of the Drug. Licensor shall be solely responsible for and shall solely bear all costs in respect of any payments to be made to these consultants pursuant to such agreements or otherwise in connection with or as a result of the Development Plan.

6.2.3.	Hadasit Research. BioLine will make commercially reasonable efforts to reach a binding agreement with Hadasit which shall explicitly permit Professor Amnon Peled to continue his pre-clinical work related to the Drug at Hadassah Medical Organization. Any such agreement shall provide that BioLine shall be responsible for expenses related to the research at Professor Peled’s laboratory at Hadasit, and Licensor shall have no responsibility therefor.

6.3.	Payments on Sublicense Receipts. BioLine shall pay Licensor sublicense fees derived from exploitation of the License as follows:

6.3.1.	60% of Sublicense Receipts where the aggregate amount of investment by BioLine in connection with this Agreement is less than $3 million; or

6.3.2.	55% of Sublicense Receipts where the aggregate amount of investment by BioLine in connection with this Agreement is $3 million or more but less than $7 million; or

6.3.3.	50% of Sublicense Receipts where the aggregate amount of investment by BioLine in connection with this Agreement is $7 million or more but less than $12 million; or

6.3.4.	40% of Sublicense Receipts where the aggregate amount of investment by BioLine in connection with this Agreement is $12 million or more.

The term “aggregate amount of investment by BioLine in connection with this Agreement” shall include all amounts invested by BioLine and/or its Affiliates in the development and commercialization of Licensed Products, including without limitation payments made to Licensor pursuant to Section 6.1.

6.4.	BioLine shall assume Licensor’s payment obligations to the OCS in respect of grants received and directly attributable to the Licensed Technology, (amounts received by Licensor pursuant to such grants are referring to herein as “Licensor Grants”). In the event that BioLine or an Affiliate of BioLine is legally required to make payments to the OCS in respect of Licensor Grants, BioLine may deduct the amount of such Licensor Grants from any payments otherwise due to Licensor in respect of Sublicense Receipts hereunder. In the event amounts payable by BioLine in respect of Licensor Grants exceeds amounts otherwise payable by BioLine to Licensor hereunder, the excess amount of Licensor Grants otherwise deductible shall be deferred and deducted from future payments by BioLine to Licensor in respect of Sublicense Receipts hereunder. Subject to the foregoing right of BioLine to deduct such amounts from Sublicense Receipts, Licensor shall not be obligated to make any payments to BioLine in respect of amounts paid by BioLine in respect of Licensor Grants.

6.5.	BioLine may not make deduction or offsets from payments to Licensor except as expressly provided in this Agreement.

6.6.	The parties agree that if BioLine is legally required to make payments to third parties, where such payments are required as a result of such third parties providing Grants to BioLine for research and development activities relating to the Licensed Technology (including payments due to the OCS as a result of BioLine’s receipt of funds from the OCS), such amounts shall be paid for solely by BioLine from its share of Sublicense Receipts and it shall not be entitled to offset such payments to third parties from amounts due to Licensor hereunder.

6.7.	Royalty Payments. In the event that BioLine itself or any of its Affiliates or any entity on their behalf (excluding a Sublicensee) will actually manufacture and/or sell Licensed Products under the license granted in this Agreement, then BioLine will pay to Licensor royalties on Net Sales on a Licensed Product-by-Licensed Product and country-by-country basis until the later of (i) last to expire of any patent included within the Licensed Technology in such country or (ii) the availability in a country of a product competitive with a Licensed Product, at the following rates:

6.7.1.	12% where the aggregate amount of investment by BioLine in connection with this Agreement is less than $12 million; or

6.7.2.	10% where the aggregate amount of investment by BioLine in connection with this Agreement is or exceeds $12 million.

The term “aggregate amount of investment by BioLine in connection with this Agreement” shall have the meaning set forth in Section 6.3.

6.8.	Third Party Royalty Payments. In the event that BioLine or an Affiliate of BioLine is legally required to make royalty payments, at fair market terms after arms’ length negotiations, to one or more third parties to obtain a Third Party License from such third party(ies) in order to practice the Licensed Technology in a particular country, BioLine may offset such third-party payments against the royalty payments that are due to Licensor pursuant to Section 6.7 with respect to sales in such country.

6.9.	Combination Products. Notwithstanding anything to the contrary set forth herein, in the event either (a) a Licensed Product is sold by BioLine or an Affiliate of BioLine, or any entity on their behalf, in the form of a Combination Product or (b) the grant of a Sublicense hereunder is part of a larger transaction also involving the grant by BioLine (or its Affiliates) of sublicenses in respect of Additional Ingredients for a Combination Product, then Net Sales and Sublicense Receipts, as applicable, from such Combination Product, for purposes of determining payments hereunder, shall be determined by multiplying the actual Net Sales or Sublicense Receipts, as applicable, of such Combination Product during the applicable royalty reporting period, by the fraction A/(A+B) where: “A” is the average sale price of the Licensed Product contained in the Combination Product when sold separately by such entity; and “B” is the average price of the other Additional Ingredients included in the Combination Product when sold separately by its supplier, in each case during the applicable royalty reporting period or if sales of both the Licensed Product and/or other Additional Ingredients did not occur in such period, then in the most recent royalty reporting period in which sales of both occurred. In the event that such average sale price cannot be determined for both the Licensed Product and all other Additional Ingredients included in the Combination Product, then Net Sales or Sublicense Receipts, as applicable, for the purpose of determining royalty payments shall be calculated by multiplying the Net Sales or Sublicense Receipts, as applicable, of the Combination Products by the fraction of C/(C+D) where “C” is the fair market value of the Licensed Product; and “D” is the fair market value of all other Additional Ingredients included in the Combination Product. In such event, the parties shall negotiate in good faith to arrive at a determination of the respective fair market values of the Licensed Product and all other Additional Ingredients included in the Combination Product. Nothing in this section shall be interpreted as limiting or otherwise affecting Licensor’s ownership rights in the Licensed Technology as set forth in Section 3.1.

6.10.	Payment in the Event of an M&A Transaction. In the event BioLine effects an M&A Transaction, within 30 days from the closing date of such M&A Transaction (or earlier) the Licensor may request in writing that the parties shall make good faith efforts to determine the portion of the purchase price in such M&A Transaction which is attributable to the Licensed Technology (the “Relative Value”), and to the extent the parties cannot agree thereto, such Relative Value shall be determined by a third-party independent appraiser jointly appointed by the parties. In such event, within thirty (30) days from the day that the parties determine the Relative Value pursuant to the procedure set forth herein, BioLine shall pay to Licensor a percentage of the Relative Value in accordance with the payment schedule in Section 6.4 (as if the Relative Value was Sublicense Receipts). Any amounts payable by BioLine in respect of the Relative Value shall be deducted from future payments by BioLine to Licensor hereunder.

6.11.	Reversal of Parties Rights’ and Obligations. Notwithstanding anything to the contrary set forth in this Agreement, in the event that, within 24 months from the completion of the Development Plan (the “Reversal Date”), BioLine: (a) has not granted a Sublicense to any third party, in an arm’s length good faith transaction, and is not diligently pursuing such a transaction (ie, has signed a non-binding term sheet with a potential Sublicensee or a potential Sublicensee is actively performing due diligence with respect to the Licensed technology), and (b) is not commercializing the Drug (i.e., has presented a development plan and is diligently and substantively executing the same) then, upon written notice by Licensor which must be given within 7 days of the Reversal Date, all of BioLine’s rights and responsibilities with respect to commercialization of the Licensed Products shall revert to Licensor, provided however that (a) Licensor shall have no further obligation to commercialize the Drug and (b) Licensor shall assume all of BioLine’s rights and obligations with respect to OCS and other Grants (including Grants of Licensor previously assumed by BioLine hereunder), mutatis mutandis. In such event, BioLine’s obligation to pay Sublicense Receipts and royalty payments hereunder shall pass from BioLine to Licensor, such that Licensor will make such payments to BioLine in the same manner, amounts and times as BioLine would have been required to make payments to Licensor hereunder, mutatis mutandis.

7.	Reports; Payments; Records.

7.1.	Reports.

7.1.1.	Commencing upon the Effective Date, BioLine shall deliver to Licensor, within 10 days after the end of each Calendar Quarter, a report regarding the efforts undertaken by BioLine to commercialize the Licensed Products and any further information reasonably requested by Licensor with respect thereto.

7.1.2.	Commencing with the first Calendar Quarter in which BioLine, any party acting on its behalf, a Sublicensee or an Affiliate of BioLine first receives Net Sales or Sublicense Receipts, as the case may be, BioLine shall deliver to Licensor within 60 days after the conclusion of each Calendar Quarter, a report containing the following information:

(a) the number of units of Licensed Products sold by BioLine or any party acting on its behalf, its Affiliates or a Sublicensee in each country for the applicable Calendar Quarter;

(b) the gross amount billed for the Licensed Product sold by BioLine or any party acting on its behalf, its Affiliates or a Sublicensee in each country during the applicable Calendar Quarter;

(c) a calculation of Net Sales for the applicable Calendar Quarter in each country, including a listing of applicable deductions;

(d) the total amount payable to Licensor in U.S. dollars on Net Sales for the applicable Calendar Quarter, together with the exchange rates used for conversion; and

(e) a calculation of any Sublicense Receipts for the applicable Calendar Quarter.

The report shall state if no amounts are due to Licensor for any Calendar Quarter.

7.2.	Payment. Concurrent with the delivery of each report delivered pursuant to Section 7.1.2, BioLine shall remit to Licensor all amounts due pursuant to Section 6 for the applicable Calendar Quarter.

7.3.	Records. BioLine shall maintain, and shall cause anyone acting on its behalf, its Affiliates and Sublicensees to maintain, complete and accurate records of Licensed Products that are made, used, marketed or sold under this Agreement, any amounts payable to Licensor in relation to such Licensed Products and all Sublicense Receipts received by BioLine, anyone acting on its behalf and its Affiliates, which records shall contain sufficient information to permit the Licensor to confirm the accuracy of any reports or notifications delivered to Licensor under Section 7.1. The relevant party shall retain such records relating to a given Calendar Quarter for at least 3 years after the conclusion of that Calendar Quarter. During such 3 year period, Licensor shall have the right, at Licensor’s expense, to cause an independent, certified public accountant, who is bound by a suitable confidentiality arrangement with BioLine, to inspect BioLine’s or its Affiliates’ records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement. Such accountant shall not disclose to Licensor or any third party any information gained during the course of such inspection, except that such accountant may disclose to Licensor and BioLine information gained during the course of such inspection relating to the accuracy of reports and payments delivered under this Agreement. The parties shall reconcile any underpayment or overpayment within 30 days after the accountant delivers the results of the audit. In the event that any audit performed under this Section 7.3 reveals an underpayment in excess of 5% in any calendar year, the audited party shall bear the full cost of such audit. Licensor may exercise its rights under this Section 7.3 only once every year per audited party and only with reasonable prior notice to the audited party. BioLine shall cause its Affiliates to comply with the terms of this Section 7.3.

7.4.	Audited Report. BioLine shall furnish Licensor, and shall cause anyone acting on its behalf, its Affiliates or Sublicensees who make, use, market or sell Licensed Products to furnish Licensor, within 90 days after the end of each calendar year, commencing at the end of the calendar year of the First Commercial Sale, with a report, certified by an independent certified public accountant, relating to royalties and other payments due to Licensor pursuant to this Agreement in respect of the previous calendar year and containing the same details as those specified in Section 7.1.2 in respect of the previous calendar year.

7.5.	Payment Method. Each payment due to Licensor under this Agreement shall be made by wire transfer of funds to Licensor’s accounts in accordance with written instructions provided by Licensor.

7.6.	Withholding and Similar Taxes. If applicable laws require that taxes be withheld from any amounts due to Licensor under this Agreement, BioLine shall (a) deduct these taxes from the remittable amount, (b) pay the taxes to the proper taxing authority, and (c) promptly deliver to Licensor a statement including the amount of tax withheld and justification therefore, and such other information as may be necessary for tax credit purposes; provided that Licensor may provide BioLine with a tax withholding exemption acceptable to the Israeli Tax Authority, in which case BioLine shall not make such deductions. For the avoidance of doubt, all amounts to be paid to Licensor pursuant to this Agreement are exclusive of Value Added Tax. BioLine shall add value added tax, as required by law, to all such amounts.

8.	Confidential Information

8.1.	Confidentiality.

8.1.1.	Licensor Confidential Information. BioLine agrees that, without the prior written consent of Licensor, in each case, during the term of this Agreement and for a period of 5 years from date of disclosure, it will keep confidential, and not disclose or use Licensor Confidential Information (as defined below) other than for the purposes of this Agreement. BioLine shall treat such Licensor Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality. BioLine may disclose the Licensor Confidential Information only (a) to employees and consultants of BioLine or of its Affiliates or Sublicensees who have a “need to know” such information in order to enable BioLine to exercise its rights or fulfill its obligations under this Agreement and are legally bound by agreements which impose confidentiality and non-use obligations comparable to those set forth in this Agreement, and (b) to actual and potential business partners, collaborators, investors, contractors, service providers and consultants, provided, however, in each case, that such recipient of Confidential Information first enters into a legally binding agreement with BioLine which (i) imposes confidentiality and non-use obligations with respect to Confidential Information comparable to those set forth in this Agreement; and (ii) has a minimum term of 5 years from date of signature of the binding agreement. For purposes of this Agreement, “Licensor Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of the Licensor or any of its employees, researchers or students to BioLine, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to BioLine at the time it was disclosed, other than by previous disclosure by or on behalf of the Licensor or any of its employees, researchers to students, as evidenced by BioLine’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement, as evidenced by BioLine’s written records at the time of disclosure; (iii) is lawfully and in good faith made available to BioLine by a third party who is not subject to obligations of confidentiality to the Licensor with respect to such information, as evidenced by BioLine’s written records at the time of disclosure; or (iv) is independently developed by BioLine without the use of or reference to the Licensor Confidential Information, as demonstrated by documentary evidence.

8.1.2.	BioLine Obligation to Take Action. In the event of a breach or threatened breach of any confidentiality agreement between BioLine and a third party relating to Licensor Confidential Information, that has or is likely to have, in Licensor’s reasonable opinion, a material adverse effect on Licensor’s business, BioLine shall, at the written request of Licensor and at Licensor’s expense, use commercial efforts to obtain an injunction or other similar equitable relief in order to prevent such disclosure of Licensor Confidential Information.

8.1.3.	BioLine Confidential Information. Licensor agrees that, without the prior written consent of BioLine, in each case, during the term of this Agreement and for 5 years thereafter, it will keep confidential, and not disclose or use BioLine Confidential Information (as defined below) other than for the purposes of this Agreement. Licensor shall treat such BioLine Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality. Licensor may disclose the BioLine Confidential Information only to employees and consultants of Licensor or of its Affiliates who have a “need to know” such information in order to enable Licensor to exercise its rights or fulfill its obligations under this Agreement and are legally bound by agreements which impose confidentiality and non-use obligations comparable to those set forth in this Agreement. For purposes of this Agreement, “BioLine Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of BioLine pursuant to this Agreement, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to Licensor at the time it was disclosed, other than by previous disclosure by or on behalf of BioLine as evidenced by Licensor’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement, as evidenced by Licensor’s written records at the time of disclosure; (iii) is lawfully and in good faith made available to Licensor by a third party who is not subject to obligations of confidentiality to BioLine with respect to such information, as evidenced by Licensor’s written records at the time of disclosure; or (iv) is independently developed by Licensor without the use of or reference to the BioLine Confidential Information, as demonstrated by documentary evidence.

8.1.4.	Licensor’s Obligation to Take Action. In the event of a breach or threatened breach of any confidentiality agreement between Licensor and a third party relating to BioLine Confidential Information, that has or is likely to have, in BioLine’s reasonable opinion, a material adverse effect on BioLine’s business, Licensor shall, at the written request of BioLine and at BioLine’s expense, use commercial efforts to obtain an injunction or other similar equitable relief in order to prevent such disclosure of BioLine Confidential Information.

8.2.	Disclosure of Agreement. Each party may disclose this Agreement to the extent required, in the reasonable opinion of such party’s legal counsel, to comply with applicable laws, as well as to prospective Sublicensees and prospective and current investors, pursuant to appropriate non-disclosure arrangements. If a party discloses this Agreement or any of the terms hereof in accordance with this Section 8.2, such party agrees, at its own expense, to seek confidential treatment of portions of this Agreement or such terms, as may be reasonably requested by the other party.

8.3.	Publicity. Without derogating from Section 8.2, each party whose share capital is publicly traded on a recognized stock exchange may make announcements, publications, presentations and similar disclosures (i) relating to the general subject matter of this Agreement, (ii) in connection with the marketing or sale of any Licensed Products, (iii) in respect of the progress of the exercise of the License, or (iv) as necessary or required under applicable laws and regulations, including Israeli and other applicable securities laws and the regulations of the Tel-Aviv Stock Exchange and other applicable exchanges. Except as provided in the immediately preceding sentence, neither party will make any public announcement regarding this Agreement without the prior written approval of the other party.

8.4.	Publications. Commencing upon the Execution Date, Licensor shall not, nor permit any third party, to make any presentation or publication in connection with or related to the Drug or the Contemplated Clinical Trials, except in connection with the terms and conditions of this Section. Licensor shall provide manuscripts, abstracts, or the full text of any other intended disclosure (including without limitation a poster presentation, invited speaker or guest lecturer presentation) (“Notice”) to BioLine at least 90 days before they are submitted for publication or otherwise disclosed (“Notice Period”); provided that this Section 8.4 shall not apply to publications submitted prior to the Execution Date but published thereafter. BioLine shall review any such disclosure to ensure that no action is required to protect any intellectual property rights or other Confidential Information included in such disclosure. In any event, no such disclosure shall be made without the prior written consent of BioLine. Licensor shall ensure that no disclosure approved by BioLine shall include any BioLine Confidential Information or Licensor Confidential Information. This Section 8.4 shall expire to the extent this Agreement does not come into effect in accordance with Section 2 hereof.

9.	Infringement.

9.1.	Enforcement of Licensed Technology.

9.1.1.	Notice. In the event any party becomes aware of any possible or actual infringement or unauthorized possession, knowledge or use of any Licensed Technology (collectively, an “Infringement”), that party shall promptly notify the other party and provide it with details regarding such Infringement.

9.1.2.	Suit by BioLine. BioLine shall have the right, but not the obligation, to take action in the prosecution, prevention, or termination of any Infringement. Should BioLine elect to bring suit against an infringer and Licensor is joined as party plaintiff in any such suit, Licensor shall have the right to approve the counsel selected by BioLine to represent BioLine and Licensor, such approval not to be unreasonably withheld. The expenses of such suit or suits that BioLine elects to bring, including any reasonable expenses of Licensor incurred in conjunction with actions requested by BioLine in connection with the prosecution of such suits or the settlement thereof, shall be paid for entirely by BioLine and BioLine shall hold Licensor free, clear and harmless from and against any and all costs of such litigation, including reasonable attorneys’ fees. BioLine shall not compromise or settle such litigation without the prior written consent of Licensor, which consent shall not be unreasonably withheld or delayed. In the event BioLine exercises its right to sue pursuant to this Section 9.1.2, it shall first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorneys’ fees, necessarily involved in the prosecution of any such suit. If, after such reimbursement, any funds shall remain from said recovery, then Licensor shall receive an amount equal to what would be due to Licensor if such remaining amount were considered as Sublicense Receipts pursuant to Section 6.4 above.

9.1.3.	Suit by Licensor. If BioLine does not take action in the prosecution, prevention, or termination of any Infringement pursuant to Section 9.1.2 above, and has not commenced negotiations with the infringer for the discontinuance of said Infringement, within 90 days after receipt of notice to BioLine by Licensor of the existence of an Infringement, Licensor may elect to do so. Should Licensor elect to bring suit against an infringer and BioLine is joined as party plaintiff in any such suit, BioLine shall have the right to approve the counsel selected by Licensor to represent Licensor and BioLine, such approval not to be unreasonably withheld. The expenses of such suit or suits that Licensor elects to bring, including any reasonable expenses of BioLine incurred in conjunction with actions requested by Licensor in connection with the prosecution of such suits or the settlement thereof, shall be paid for entirely by Licensor and Licensor shall hold BioLine free, clear and harmless from and against any and all costs of such litigation, including reasonable attorneys’ fees. Licensor shall not compromise or settle such litigation without the prior written consent of BioLine, which consent shall not be unreasonably withheld or delayed. In the event Licensor exercises its right to sue pursuant to this Section 9.1.3, all reimbursement due to such actions shall be retained by Licensor.

9.1.4.	Own Counsel. Each party shall always have the right to be represented by counsel of its own selection and at its own expense in any suit instituted under this Section 9 by another party for Infringement.

9.1.5.	Cooperation. Each party agrees to cooperate fully in any action under this Section 9 which is controlled by another party, provided that the controlling party reimburses the cooperating party promptly for any costs and expenses incurred by the cooperating party in connection with providing such assistance.

9.1.6.	Standing. If a party lacks standing and the other party has standing to bring any such suit, action or proceeding, then such other party shall do so at the request of and at the reasonable expense of the requesting party. If a party determines that it is necessary or desirable for the other party to join any such suit, action or proceeding, the other party shall execute all papers and perform such other acts as may be reasonably required in the circumstances.

9.2.	Legal Action against a Party. Each party will provide the other party with prompt written notice of any action, suit or proceeding brought against it, alleging the infringement of the intellectual property rights of a third party by reason of the discovery, development, manufacture, use, sale, importation, or offer for sale of a Licensed Product or otherwise due to the use or practice of the Licensed Technology.

10.	Representations and Warranties; Limitation of Liability.

10.1.	Representations and Warranties. Licensor hereby represents and warrants that (i) it has sole and exclusive ownership of the patents and/or patent applications listed in Exhibit A attached hereto and all right, title and interest in and to the Drug; (ii) except as set forth on Exhibit C attached hereto, it has not granted any rights in or to Licensed Technology or the Drug that are inconsistent with the rights granted to BioLine under this Agreement or that would in any manner impact on or affect the performance of the parties’ respective obligations under this Agreement; (iii) it has the right to grant the License granted pursuant to this Agreement, and the right and ability to supply the Drug for the purpose of implementing the Development Plan, free and clear of any restrictions (including any third party rights or claims); (iv) all quantities of the Drug currently in the possession of Licensor have been manufactured at the GMP level; (v) it has disclosed to BioLine all material information regarding the Drug in its possession or control and has disclosed to BioLine the existence of any material information regarding the Drug of which it is has knowledge (including preclinical, clinical, legal and regulatory information), including without limitation all documents, agreements and data in its possession or control in respect of the Drug and the Contemplated Clinical Trials; and (vi) it has no knowledge of any legal claims, demands, threats or proceeding of any sort by any third party against the Licensor contesting the ownership or validity of the Licensed Technology, or claiming that the practice of the Licensed Technology or the Drug in the manner contemplated by this Agreement (including the performance of the Development Plan and the manufacture of the Drug) would infringe the rights of such third party, nor any reason to expect the same. Licensor further undertakes not to transfer, assign, grant rights to, sell, lease or otherwise dispose of or encumber the Licensed Technology, or permit any third party to use the Drug other than as may be expressly permitted in this Agreement.

10.2.	Termination of Certain Agreements. Licensor hereby represents and warrants that the notice period under certain agreements of Licensor are set forth in Exhibit D.

10.3.	Compliance with Law. BioLine undertakes that it will comply with applicable laws and regulations relating to the development, manufacture, use, and sale of Licensed Products.

10.4.	No Warranty. Except as otherwise expressly provided in this Agreement, neither party makes any representation or warranty, express or implied, with respect to any technology, patents, goods, services, rights or other subject matter of this Agreement, and each party hereby disclaims warranties of merchantability, fitness for a particular purpose and non-infringement with respect to any and all of the foregoing.

10.5.	Limitation of Liability. Notwithstanding anything else in this Agreement or otherwise, neither Licensor nor BioLine will be liable to the other with respect to any subject matter of this Agreement under any contract, negligence, strict liability or other legal or equitable theory for (i) any indirect, incidental, consequential or punitive damages or lost profits or (ii) cost of procurement of substitute goods, technology or services.

11.	Indemnification; Insurance.

11.1.	Indemnity in Favor of Licensor.

11.1.1.	BioLine shall indemnify, defend, and hold harmless Licensor, its directors, officers, employees and agents and their respective successors, heirs and assigns (the “Licensor Indemnitees”), from and against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the Licensor Indemnitees in connection with any claims, suits, actions, demands or judgments (“Claims”) arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning (i) the use of any Licensed Technology by BioLine, or any of its Affiliates or Sublicensees, or (ii) any product, process, or service that is made, used, or sold pursuant to any right or license granted by Licensor to BioLine under this Agreement (except in cases where, and to the extent that, such Claims fall within the scope of the indemnity in favor of BioLine pursuant to Section 11.2 below).

11.1.2.	Procedures. If any Licensor Indemnitee receives notice of any Claim, Licensor shall, as promptly as is reasonably possible, give BioLine written notice of such Claim; provided, however, that failure to give such notice promptly shall only relieve BioLine of any indemnification obligation it may have hereunder to the extent such failure materially prejudices the ability of BioLine to respond to or to defend the Licensor Indemnitee against such Claim. Licensor and BioLine shall consult and cooperate with each other regarding the response to and the defense of any such Claim and BioLine shall, upon its acknowledgment in writing of its obligation to indemnify the Licensor Indemnitee, be entitled to and shall assume the defense or represent the interests of the Licensor Indemnitee in respect of such Claim, that shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of the Licensor Indemnitee and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that where any such settlement impacts upon any of Licensor’s rights, involves any admission of wrong-doing by Licensor or any of the Licensor Indemnitees, or involves any other obligation or undertaking on the part of Licensor or any of the Licensor Indemnitees, Licensor’s written consent shall be required, such consent not to be unreasonably withheld. Nothing herein shall prevent the Licensor Indemnitee from retaining its own counsel and participating in its own defense at its own cost and expense.

11.2.	Indemnity in Favor of BioLine.

11.2.1.	Licensor shall indemnify, defend, and hold harmless BioLine, its directors, officers, employees and agents and their respective successors, heirs and assigns (the “BioLine Indemnitees”), from and against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the BioLine Indemnitees in connection with any Claims arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) to the extent such Claims result from or are based on the gross negligence or willful misconduct on the part of any of the Licensor Indemnitees with respect to the Licensed Technology or the performance of the Contemplated Clinical Trials, or a breach of the Licensor’s representations, warranties or undertakings pursuant to Section 10.1 above.

11.2.2.	Procedures. If any BioLine Indemnitee receives notice of any Claim, BioLine shall, as promptly as is reasonably possible, give Licensor written notice of such Claim; provided, however, that failure to give such notice promptly shall only relieve Licensor of any indemnification obligation it may have hereunder to the extent such failure materially prejudices the ability of Licensor to respond to or to defend the BioLine Indemnitee against such Claim. BioLine and Licensor shall consult and cooperate with each other regarding the response to and the defense of any such Claim and Licensor shall, upon its acknowledgment in writing of its obligation to indemnify the BioLine Indemnitee, be entitled to and shall assume the defense or represent the interests of the BioLine Indemnitee in respect of such Claim, that shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of the BioLine Indemnitee and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that where any such settlement impacts upon any of BioLine’s rights, involves any admission of wrong-doing by BioLine or any of the BioLine Indemnitees, or involves any other obligation or undertaking on the part of BioLine or any of the BioLine Indemnitees, BioLine’s written consent shall be required, such consent not to be unreasonably withheld. Nothing herein shall prevent the BioLine Indemnitee from retaining its own counsel and participating in its own defense at its own cost and expense.

11.3.	Insurance. Each party shall maintain appropriate insurance that is customary in the biotechnology industry to cover the activities under this Agreement and the Development Plan, provided that the costs of obtaining an insurance policy covering the Licensor’s activities under the Development Plan shall be paid for solely by BioLine.

12.	Term and Termination.

12.1.	Term. The term of this Agreement shall commence on the Effective Date and, unless earlier terminated as provided in this Section 12, shall continue in full force and effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of all payment obligations pursuant to Section 6 for such Licensed Product.

12.2.	Effect of Expiration. Following the expiration of this Agreement pursuant to Section 12.1 on a Licensed Product-by-Licensed Product and country-by-country basis (and provided the Agreement has not been earlier terminated pursuant to Section 12.3, in which case Section 12.4.1 shall apply), BioLine shall have a royalty-bearing, non-exclusive, worldwide license under the same terms stated above in Section 2 (with the right to grant sublicenses) under the Licensed Technology to research, have researched, develop, have developed, manufacture, have manufactured, use, market, distribute, offer for sale, sell, have sold, export and import Licensed Products and/or provide services relating thereto. In addition, following any expiration as aforesaid, each party will return to the other party, or destroy or have destroyed any Confidential Information of the other party.

12.3.	Termination.

12.3.1.	Termination without Cause. BioLine may terminate this Agreement upon 90 days prior written notice to Licensor.

12.3.2.	Termination for Default.

12.3.2.1.	In the event that BioLine commits a material breach of its obligations under this Agreement and fails to cure that breach within 30 days after receiving written notice thereof from Licensor, Licensor may terminate this Agreement immediately upon written notice to BioLine. Notwithstanding the foregoing, in the event that any breach is not susceptible of cure within the stated period and BioLine uses diligent good faith efforts to cure such breach, the stated period will be extended by an additional 30 days.

12.3.2.2.	In the event that Licensor commits a material breach of its obligations under this Agreement and fails to cure that breach within 30 days after receiving written notice thereof from BioLine, BioLine may terminate this Agreement immediately upon written notice to Licensor. Notwithstanding the foregoing, in the event that any breach is not susceptible of cure within the stated period and Licensor uses diligent good faith efforts to cure such breach, the stated period will be extended by an additional 30 days.

12.3.3.	Bankruptcy.

12.3.3.1.	Either BioLine or Licensor may terminate this Agreement upon notice to the other if the other party becomes insolvent, is adjudged bankrupt, applies for judicial or extra-judicial settlement with its creditors, makes an assignment for the benefit of its creditors, voluntarily files for bankruptcy or has a receiver or trustee (or the like) in bankruptcy appointed by reason of its insolvency, or in the event an involuntary bankruptcy action is filed against the other party and not dismissed within 90 days, or if the other party becomes the subject of liquidation or dissolution proceedings (other than in the context of a solvent internal restructuring), admits in writing its inability to pay its debts or otherwise discontinues business.

12.3.3.2.	Notwithstanding the foregoing, in the event a receiver or trustee (or the like) is appointed or either party has entered into a settlement with its creditors and the other party is otherwise meeting its obligations pursuant to this Agreement, and such trustee (or the like) or creditors assume all the obligations set forth in this Agreement, this Agreement may not be terminated as contemplated under Section 12.3.3.1 during such period as long as it is not breached in any way or manner.

12.3.4.	Termination Prior to Effective Date. Notwithstanding anything to the contrary in this Article 12, either party may terminate this Agreement following a response from the OCS and each party’s discharge of its obligations under Section 2, with no liability to the other party, if (i) such party exercises its right to withhold agreement to modifications to the Execution Date Agreement in accordance with Section 2.1(c); or (ii) the OCS does not grant its consent to the Execution Date Agreement or a modified Execution Date Agreement, as such modified Execution Date Agreement and the process for modification are described in Section 2.1. The provisions of Section 8.1 and this Section 12.3.4 shall survive such termination, but all other terms, provisions, representations, rights and obligations contained in this Agreement shall terminate.

12.4.	Effect of Termination.

12.4.1.	Termination of Rights. Upon termination by BioLine pursuant to Section 12.3.1, 12.3.2.2 or 12.3.3 hereof (except in the circumstances set out in Section 12.3.3.2), or by Licensor pursuant to Sections 12.3.2.1 or 12.3.3 hereof (except in the circumstances set out in Section 12.3.3.2): (a) the rights and licenses granted to BioLine under Section 2 shall terminate; (b) subject to the assumption by Licensor of all of BioLine’s obligations to the OCS, including BioLine’s obligations pursuant to the Licensor Grants, as contemplated in Section 6.4, all rights in and to the Licensed Technology and any documents concerning work performed under the Development Plan or intellectual property developed by Licensor (including under the Development Plan) shall revert to Licensor, and BioLine shall not be entitled to make any further use whatsoever of the Licensed Technology or such documents nor shall BioLine research, develop, manufacture, use, market, distribute, offer for sale, sell, export or import Licensed Products and/or provide services relating thereto; and (c) any existing agreements that contain a sublicense of the Licensed Technology shall terminate to the extent of such sublicense; subject to Section 2.3.3.2; and provided further, that such terms shall be amended, if necessary, to the extent required to ensure that such sublicense agreement does not impose any obligations or liabilities on Licensor which are not included in this Agreement. Licensor’s consent to such Sublicensee request shall not be unreasonably withheld. In addition, following any termination as aforesaid, each party will return or cause to be returned to the other party, or destroy or have destroyed any Confidential Information of the other Party, and without limiting the foregoing, BioLine shall make commercially reasonable efforts to deliver to Licensor any documents or other materials relating to work performed under the Development Plan or to business development or commercial contacts with respect to the Licensed Technology or Licensed Products. A recipient of Confidential Information shall however be entitled to retain one copy of the Confidential Information in its legal files for the purpose of determining its obligations under this Agreement. BioLine and its Affiliates shall discontinue any manufacture, distribution or use of the Licensed Technology, including in relation to the Licensed Product.

12.4.2.	New Developments. Upon termination of this Agreement, except by reason of a material breach of this Agreement by Licensor, and, except for termination by reason of a material breach by BioLine, subject to the assumption by Licensor of all of BioLine’s obligations to the OCS (including BioLine’s obligations pursuant to the Licensor Grants) BioLine will grant Licensor an exclusive, royalty-bearing license under BioLine’s rights in any New Developments solely to develop, make and have made, market, offer for sale, sell and import Licensed Products (a “BioLine License”). If Licensor or its Affiliates thereafter either receive consideration in respect of Licensed Products or grants a sublicense under the BioLine License, Licensor shall make payment to BioLine of 30% of all of Licensor’s Net Proceeds. “Net Proceeds” means all net consideration (but not including Grants) received by Licensor (or its Affiliates) in connection with a BioLine License, it being clarified that for the purpose hereof, net consideration shall mean Net Sales (as defined above in Article 1), mutatis mutandis.

12.4.3.	Accruing Obligations. Termination of this Agreement shall not relieve the parties of obligations occurring prior to such termination, including obligations to pay amounts accruing hereunder up to the date of termination.

12.5.	Survival. The parties’ respective rights, obligations and duties under Sections 8, 10, 11, 12, and 13, as well as any rights, obligations and duties which by their nature extend beyond the expiration or termination of this Agreement, shall survive any expiration or termination of this Agreement including any obligation to pay any fees due to Licensor, arising from the provisions of this Agreement, and being received following termination or expiration.

13.	Miscellaneous.

13.1.	Entire Agreement. This Agreement is the sole agreement with respect to the subject matter hereof and except as expressly set forth herein or otherwise agreed between the parties in writing, supersedes all other agreements and understandings between the parties with respect to same.

13.2.	Notices. Unless otherwise specifically provided, all notices required or permitted by this Agreement shall be in writing and may be delivered personally, or may be sent by facsimile, email or certified mail, return receipt requested, to the following addresses, unless the parties are subsequently notified of any change of address in accordance with this Section 13.2:

If to BioLine:	BioLineRx Ltd. 19 Hartum Street P.O. Box 45158 Jerusalem 91450 Israel Attention: Chief Financial Officer Fax: +972-2-548-9101 Email: phils@biolinerx.com

With a copy (which shall not constitute notice) to:	General Counsel BioLineRx Ltd. Same address and fax number as above
If to the Licensor:	Biokine Therapeutics Ltd. Weizmann Science Park Building 13A, Einstein Street POB 2213, Rehovot, 76120, Israel Attention: Chief Executive Officer Fax: +972-8-930-1016 Email: office@biokine.com

With a copy (which shall not constitute notice) to:	Meitar Liquornik Geva & Leshem Brandwein, Law Offices 16 Abba Hillel Rd. Ramat Gan 52506, Israel Attention: Hodiya Schnider, Adv. Fax: +972-3-610-3111 Email: hodiyas@meitar.com

Any notice shall be deemed to have been received as follows: (i) by personal delivery, upon receipt; (ii) by facsimile or email, receipt confirmed, one business day after transmission or dispatch; (iii) by airmail, 3 business days after delivery to the postal authorities by the party serving notice.

13.3.	Governing Law and Dispute Resolution.

13.3.1.	This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the application of principles of conflicts of law, except for matters of patent law, which, other than for matters of inventorship on patents, shall be governed by the patent laws of the relevant country of the patent.

13.3.2.	Subject to the provisions of Section 5.3, the parties hereby consent to personal jurisdiction in Israel and agree that any lawsuit they file to enforce their respective rights under this Agreement shall be brought exclusively in the competent courts in Jerusalem, Israel.

13.3.3.	Notwithstanding anything to the contrary herein, disputes regarding the matters set forth in Section 5.3 (and not expressly excluded therein) shall be resolved exclusively by the JDC according to the procedures set forth in Section 5.3. Any decision made pursuant to the procedure set forth in Section 5.3 shall be final, and neither party shall challenge such decision in court or by arbitration, unless the challenging party can show that the actions of the other party being challenged were taken in bad faith or as a result of a material conflict of interest.

13.3.4.	Any dispute that both (i) concerns whether a party has made commercially reasonable diligent efforts to commercialize the Drug and (ii) is not otherwise governed by the dispute resolution mechanism set forth in Sections 5.3 and Section 13.3.3 shall be resolved pursuant to the following procedure. The dispute shall be first referred to the JDC which shall promptly meet, either personally or via electronic means, in a good faith effort to resolve the dispute. If the JDC cannot resolve such dispute within 4 business days after the matter is referred to it, the dispute shall be referred to the respective chairman of the boards of each of the parties which shall promptly meet, either personally or via electronic means, in a good faith effort to resolve the dispute. If the chairmen of the boards do not resolve such dispute within 4 calendar days after the matter is referred to them, the dispute shall be submitted to binding arbitration as set forth in Section 13.3.5 below.

13.3.5.	In the event of a dispute which is specified in Section 13.3.4 and fails to be resolved by the chairmen of the boards as described therein such dispute shall be submitted to binding arbitration to be conducted in Jerusalem, Israel, before one arbitrator in accordance with the World Intellectual Property Organization Expedited Arbitration Rules. The language of the arbitration shall be English. The identity of the arbitrator shall be mutually agreed upon by the Licensor and BioLine. In connection with any arbitration proceeding pursuant to this Agreement, unless the arbitrators shall determine otherwise, each party shall bear its own costs and expenses. The submission of any dispute to arbitration in and of itself shall not derogate from BioLine’s rights to develop and commercialize the Licensed Technology hereunder, subject to the decision of the arbitrator.

13.3.6.	Any dispute concerning a change in the indication of one of the Contemplated Clinical Trials from the current indication of AML (Acute Myeloid Leukemia) or the indication of the other Contemplated Clinical Trial from the one determined in accordance with the procedure set forth in the Development Plan shall be resolved pursuant to the procedure set forth in Section 5.4.

13.4.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and permitted assigns.

13.5.	Headings. Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

13.6.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.

13.7.	Amendment; Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms may be waived, only by a written instrument executed by each party or, in the case of waiver, by the party waiving compliance. The delay or failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect the rights at a later time to enforce the same. No waiver by either party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

13.8.	No Agency or Partnership. Nothing contained in this Agreement shall give any Party the right to bind another, or be deemed to constitute either Party as agent for the other or as partner with the other Party or any third party.

13.9.	Assignment and Successors. This Agreement may not be assigned by either party, without the consent of the other, which consent shall not be unreasonably withheld, except that each party may, without such consent, assign this Agreement and the rights, obligations and interests of such party, in whole or in part, to any of its Affiliates, to any purchaser of all or substantially all of its assets or research to which the subject matter of this Agreement relates, or to any successor corporation resulting from any merger or consolidation of such party with or into such corporation.

13.10.	Force Majeure. Neither party will be responsible for delays resulting from causes beyond the reasonable control of such party, including without limitation, regulatory delay, fire, explosion, flood, war, strike, or riot, provided that the non-performing party uses commercially reasonable efforts to avoid or remove such causes of non-performance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

13.11.	Interpretation. The parties hereto acknowledge and agree that: (i) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to both parties hereto and not in favor of or against either party, regardless of which party was generally responsible for the preparation of this Agreement.

13.12.	Severability. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the parties that such provision shall be interpreted as necessary to give maximum effect to such provision as permitted under law and that the remainder of this Agreement shall not be affected.

13.13.	Execution. This Agreement may be executed in any number of counterparts and by facsimile, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document. Signatures to this Agreement transmitted by facsimile, by email in “portable document format” (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of this Agreement shall have the same effect as physical delivery of the paper document bearing original signature.

[Remainder of page intentionally left blank]

[Signature page to License Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Biokine Therapeutics Ltd. By: /s/ Amnon Peled /s/ H L Shaw Name: Amnon Peled, CEO H L Shaw, Chairman Title: ________________________	BioLineRx Ltd. By: /s/ Kinneret Savitsky /s/ Philip Serlin Name: Kinneret Savitsky, CEO Philip Serlin, Chief Financial & Operating Officer Title: _________________________

Exhibit A

Patents and Patent Applications

STATUS REPORT
Biokine Therapeutics Ltd.

CXCR4 ANTAGONIST AND USE THEREOF
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52837 BKN/001	Japan Basic			27-Aug-2002 2002-247843			Abandoned	TAKEDA CHEMICAL INDUSTRIES LTD.
52840 BKN/001 PCT	PCT	27-Aug-2002 2002-247843		26-Aug-2003 JP2003/010753	Publ. Date: 11-Mar-2004 Publ. #: WO2004/020462		Expired	FUJII Nobutaka
52849 BKN/001 JP	Japan NP	27-Aug-2002 2002-247843		26-Aug-2003 2003-301176	15-Jul-2011 4781621	Tax 4 15-Jul-2014	Granted	Biokine Therapeutics Ltd.
52850 BKN/001 JP-1	Japan DIV	27-Aug-2002 2002-247843		26-Aug-2003 2011-060367			Pending	Biokine Therapeutics Ltd.
52842 BKN/001 CA	Canada NP	27-Aug-2002 2002-247843	24-Feb-2006	26-Aug-2003 2,537,158		Tax 10 26-Aug-2012	Pending	Biokine Therapeutics Ltd.
52845 BKN/001 EP	Europe NP	27-Aug-2002 2002-247843	24-Mar-2005	26-Aug-2003 03791288.8		Grant Fee due 16-Aug-2012 Tax 10 26-Aug-2012	Allowed	Biokine Therapeutics Ltd.
52848 BKN/001 EP-1	Europe DIV	27-Aug-2002 2002-247843	14-Sep-2010	26-Aug-2003 10176632.7		Respond to Proceed Office Action 07-Sep-2012 Tax 10 26-Aug-2012	Pending	Biokine Therapeutics Ltd.
52851 BKN/001 US	USA NP	27-Aug-2002 2002-247843	14-Oct-2005	26-Aug-2003 10/525,838	09-Sep-2008 7,423,007	Tax 7.5 09-Mar-2016	Granted	Biokine Therapeutics Ltd.
52852 BKN/001 US-1	USA DIV	27-Aug-2002 2002-247843	11-Jul-2008	26-Aug-2003 12/172,007	13-Sep-2011 8,017,585	Tax 3.5 13-Mar-2015	Granted	Biokine Therapeutics Ltd.
52853 BKN/001 US-2	USA DIV	27-Aug-2002 2002-247843	08-Jul-2011	26-Aug-2003 13/178,737			Pending	Biokine Therapeutics Ltd.

NOVEL POLYPEPTIDES AND ANTI-HIV DRUGS CONTAINING THE SAME
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52871 BKN/002	Japan Basic			05-Sep-2000 2000-269296			Withdrawn	Seikagaku Corporation
52872 BKN/002	Japan (Paris)	05-Sep-2000 2000-269296		28-Mar-2001 2001-92306			Withdrawn	Seikagaku Corporation
52873 BKN/002 PCT	PCT	05-Sep-2000 2000-269296		05-Sep-2001 JP01/07668	Publ. Date: 14-Mar-2002 Publ. #: WO02/20561		Expired	Seikagaku Corporation
52882 BKN/002 JP	Japan NP	05-Sep-2000 2000-269296	26-Feb-2003	05-Sep-2001 2002-525180	26-Aug-2011 4808363	Tax 4 26-Aug-2014	Granted	Biokine Therapeutics Ltd.
52876 BKN/002 CA	Canada NP	05-Sep-2000 2000-269296	04-Mar-2003	05-Sep-2001 2,421,183		Tax 12 05-Sep-2012	Pending	Biokine Therapeutics Ltd.
52880 BKN/002 EP	Europe NP	05-Sep-2000 2000-269296	04-Apr-2003	05-Sep-2001 01963414.6	21-Apr-2010 1323730	CH-DE-FR-GB-IE	Granted	Biokine Therapeutics Ltd.
52880 BKN/002 EP	Switzerland + Lichtenstein [Europe] NP	05-Sep-2000 2000-269296	04-Apr-2003	05-Sep-2001 01963414.6	21-Apr-2010 1323730	Tax 12 05-Sep-2012	Granted	Biokine Therapeutics Ltd.
52880 BKN/002 EP	Germany [Europe] NP	05-Sep-2000 2000-269296	04-Apr-2003	05-Sep-2001 01963414.6	21-Apr-2010 1323730	Tax 12 05-Sep-2012	Granted	Biokine Therapeutics Ltd.
52880 BKN/002 EP	France [Europe] NP	05-Sep-2000 2000-269296	04-Apr-2003	05-Sep-2001 01963414.6	21-Apr-2010 1323730	Tax 12 05-Sep-2012	Granted	Biokine Therapeutics Ltd.
52880 BKN/002 EP	Great Britain [Europe] NP	05-Sep-2000 2000-269296	04-Apr-2003	05-Sep-2001 01963414.6	21-Apr-2010 1323730	Tax 12 05-Sep-2012	Granted	Biokine Therapeutics Ltd.
52880 BKN/002 EP	Ireland [Europe] NP	05-Sep-2000 2000-269296	04-Apr-2003	05-Sep-2001 01963414.6	21-Apr-2010 1323730	Tax 12 05-Sep-2012	Granted	Biokine Therapeutics Ltd.
52883 BKN/002 US	USA NP	05-Sep-2000 2000-269296	05-Mar-2003	05-Sep-2001 10/363,209	21-Nov-2006 7,138,488	Tax 7.5 21-May-2014	Granted	Biokine Therapeutics Ltd.
52886 BKN/002 US-1	USA DIV	05-Sep-2000 2000-269296	01-Aug-2006	05-Sep-2001 11/497,225	29-Sep-2009 7,595,298	Tax 3.5 29-Mar-2013	Granted	Biokine Therapeutics Ltd.
52887 BKN/002 US-1	USA CIP	05-Sep-2000 2000-269296		25-Aug-2009 12/583,746		6 Month due date for Response 28-Jun-2012	Pending	Biokine Therapeutics Ltd.

T-140 PEPTIDE ANALOGS HAVING CXCR4 SUPER-AGONIST ACTIVITY AND USES THEREOF
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52792 BKN/003-005 USP	USA PRO			21-Dec-2006 60/876,145			Expired	Biokine Therapeutics Ltd.

T-140 PEPTIDE ANALOGS HAVING CXCR4 SUPER-AGONIST ACTIVITY FOR BONE MARROW RECOVERY
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52805 BKN/003 PCT	PCT	21-Dec-2006 60/876,145		23-Dec-2007 IL2007/001596	Publ. Date: 26-Jun-2008 Publ. #: WO2008/075369		Expired	Biokine Therapeutics Ltd.
52806 BKN/003 CA	Canada NP	21-Dec-2006 60/876,145	19-Jun-2009	23-Dec-2007 2,673,719		Tax 6 + Request Examination Due 23-Dec-2012	Pending	Biokine Therapeutics Ltd.
52807 BKN/003 EP	Europe NP	21-Dec-2006 60/876,145	18-Jun-2009	23-Dec-2007 07849622.1		Tax 6 23-Dec-2012	Pending	Biokine Therapeutics Ltd.
52808 BKN/003 IL	Israel NP	21-Dec-2006 60/876,145	21-Jun-2009	23-Dec-2007 199468			Pending	Biokine Therapeutics Ltd.
53175 BKB003 IL Div-1	Israel DIV	21-Dec-2006 60/876,145	29-Feb-2012	23-Dec-2007 218405			Pending	Biokine Therapeutics Ltd.
52809 BKN/003 US	USA NP	21-Dec-2006 60/876,145	18-Nov-2009	23-Dec-2007 12/520,699		Respond to Office Action 04-Aug-2012	Pending	Biokine Therapeutics Ltd.

T-140 PEPTIDE ANALOGS HAVING CXCR4 SUPER-AGONIST ACTIVITY FOR CANCER THERAPY
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52810 BKN/004 PCT	PCT	21-Dec-2006 60/876,145		23-Dec-2007 IL2007/001597	Publ. Date: 26-Jun-2008 Publ. #: WO2008/075370		Expired	Biokine Therapeutics Ltd.
52814 BKN/004 US	USA NP	21-Dec-2006 60/876,145	26-Oct-2009	23-Dec-2007 12/520,803		3 Month Due Date for Response 05-Jun-2012	Pending	Biokine Therapeutics Ltd.
53113 BKN004 US Div-1	USA DIV	21-Dec-2006 60/876,145	29-Jan-2012	23-Dec-2007 13/360,751			Pending	Biokine Therapeutics Ltd.
52811 BKN/004 CA	Canada NP	21-Dec-2006 60/876,145	19-Jun-2009	23-Dec-2007 2,673,484		Tax 6 + Request Examination Due 23-Dec-2012	Pending	Biokine Therapeutics Ltd.
52812 BKN/004 EP	Europe NP	21-Dec-2006 60/876,145	18-Jun-2009	23-Dec-2007 07849623.9		Tax 6 23-Dec-2012	Pending	Biokine Therapeutics Ltd.
52813 BKN/004 IL	Israel NP	21-Dec-2006 60/876,145	21-Jun-2009	23-Dec-2007 199469			Pending	Biokine Therapeutics Ltd.

T-140 PEPTIDE ANALOGS HAVING CXCR4 SUPER-AGONIST ACTIVITY FOR IMMUNOMODULATION
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52793 BKN/005 PCT	PCT	21-Dec-2006 60/876,145		23-Dec-2007 IL2007/001598	Publ. Date: 26-Jun-2008 Publ. #: WO2008/075371		Expired	Biokine Therapeutics Ltd.
52794 BKN/005 US	USA NP	21-Dec-2006 60/876,145	16-Feb-2010	23-Dec-2007 12/520,811			Pending	Biokine Therapeutics Ltd.

T-140 PEPTIDE ANALOGS FOR INCREASING PLATELET LEVELS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52790 BKN/006 USP	USA PRO			14-Jun-2009 61/186,857			Expired	Biokine Therapeutics Ltd.
PEPTIDE THERAPY FOR INCREASING PLATELET LEVELS
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52791 BKN/006 PCT	PCT	14-Jun-2009 61/186,857		13-Jun-2010 IL2010/000466	Publ. Date: 23-Dec-2010 Publ. #: WO2010/146578		Expired	Biokine Therapeutics Ltd.
52889 BKN/006 US	USA NP	14-Jun-2009 61/186,857	14-Dec-2011	13-Jun-2010 13/378,061			Pending	Biokine Therapeutics Ltd.
52891 BKN/006 EP	Europe NP	14-Jun-2009 61/186,857	10-Jan-2012	13-Jun-2010 10789103.8		Hong Kong Registration 25-Oct-2012 Tax 4 13-Jun-2013	Pending	Biokine Therapeutics Ltd.
52892 BKN/006 CA	Canada NP	14-Jun-2009 61/186,857	12-Dec-2011	13-Jun-2010 2,765,345		Tax 4 13-Jun-2013	Pending	Biokine Therapeutics Ltd.
52893 BKN/006 IN	India NP	14-Jun-2009 61/186,857	09-Jan-2012	13-Jun-2010 75/MUMNP/2012		Request Examination Due 14-Jun-2013	Pending	Biokine Therapeutics Ltd.
52894 BKN/006 BR	Brazil NP	14-Jun-2009 61/186,857	14-Dec-2011	13-Jun-2010		Tax 4 + Request Examination 13-Jun-2013	Pending	Biokine Therapeutics Ltd.
52895 BKN/006 MX	Mexico NP	14-Jun-2009 61/186,857	13-Dec-2011	13-Jun-2010 MX/a/2011/013459			Pending	Biokine Therapeutics Ltd.
52896 BKN/006 KR	Republic of Korea NP	14-Jun-2009 61/186,857	12-Jan-2012	13-Jun-2010 2012-7000921		Request Examination Due 13-Jun-2015	Pending	Biokine Therapeutics Ltd.
52897 BKN/006 JP	Japan NP	14-Jun-2009 61/186,857	14-Dec-2011	13-Jun-2010 2012-515626		Request Examination Due 13-Jun-2013	Pending	Biokine Therapeutics Ltd.
52899 BKN/006 IL	Israel NP	14-Jun-2009 61/186,857	12-Dec-2011	13-Jun-2010 216912			Pending	Biokine Therapeutics Ltd.
52900 BKN/006 CN	China NP	14-Jun-2009 61/186,857	13-Feb-2012	13-Jun-2010 201080035931.5			Pending	Biokine Therapeutics Ltd.

PEPTIDES AND COMPOSITIONS FOR THE TREATMENT OF NEUROECTODERMAL DERIVED TUMORS AND RETINOBLASTOMA
Our Ref Client Ref	Country	Earliest Priority	Entry Date	Filing Date Application No.	Issue Date Patent No.	Next Action	Status	Owner
52788 BKN/007 USP	USA PRO			10-Jan-2011 61/431,068			Expired	Biokine Therapeutics Ltd.
52789 BKN/007 USP-1	USA PRF	10-Jan-2011 61/431,068		19-Jan-2011 61/433,983			Expired	Biokine Therapeutics Ltd.
52943 BKN/007 PCT	PCT	10-Jan-2011 61/431,068		10-Jan-2012 IL2012/050008		Request Examination due 10-Aug-2012 National Phase due 10-Jul-2013	Filed	Biokine Therapeutics Ltd.

Exhibit B

Development Plan

This Development Plan sets forth the complete program of development of the Drug, including the Contemplated Clinical Trials, to be conducted by BioLine and Licensor pursuant to the terms and conditions of the License Agreement

Clinical Trial Indication 1 – Acute Myeloid Leukemia (AML)

Study treatment involves administration of 2 doses of BKT140 on consecutive days during the prophase, followed immediately by 5 consecutive days of salvage chemotherapy, each daily dose of chemotherapy preceded by a dose of BKT140. It is estimated that 25 qualified subjects shall be enrolled in this clinical trial.

The study endpoints:

Primary

1.	To assess the safety and tolerability of multiple and repeated doses of BKT140 in AML patients when given in combination with standard salvage chemotherapy

Secondary

1.	Treatment response following administration of BKT140 in combination with standard salvage chemotherapy (OR, CR and PR)

2.	BKT-induced apoptosis of AML cells in the peripheral blood and bone marrow

3.	BKT-induced mobilization of AML blasts and leukemic stem cells measured in the peripheral blood by FACS and FISH analysis (FISH will be performed in suitable cases exhibiting a unique, identifiable chromosomal abnormality)

Treatment response (secondary endpoint 1) will be evaluated approx. 4-6 weeks following the start of salvage chemotherapy.

The apoptosis and mobilization endpoints are collected during the prophase of the study and combination treatment with Chemo + BKT140.

A bone marrow sample is also collected approx. 4-6 weeks following the start of salvage chemotherapy.

The estimated budget of such clinical trial is USD 1.5 million, such costs and expenses to be borne by BioLine.

Clinical Trial Indication 2

The Joint Development Committee shall determine the second indication and draft a work plan for the Contemplated Clinical Trial studying such indication within 45 days of the Effective Date. Subject to the guidelines in the following sentence which may not be amended thereunder, any disagreement regarding the determination of the second indication shall be in accordance with Section 5.3 of the Agreement. It is estimated and agreed that a total of 25 patients will complete this study within the Clinical Trial Period as defined in the License Agreement plus the aforementioned 45 days.

The budget of such clinical trial is estimated to be up to USD 2.4 million, such costs and expenses to be borne by BioLine.

Exhibit C

Grants of Rights in Licensed Technology and/or Drug

In accordance with Section 6 of the Research, Development and License Agreement by and between Hadasit and Licensor dated March 15, 2005 (as amended on March 9, 2010, January 1, 2011, and January 1, 2012), Licensor shall have no rights to inventions that underlie the wound-healing patents relating to the Drug and have no other uses.

Exhibit D

Notice Periods under Licensor Consulting Agreements

Position	Name	Notice Period
CEO and CSO	Prof. Amnon Peled	2 month
VP regulatory and clinical affairs	Dr. Sigal Aviel	2 month
Clinical Director	Dr. Irit Avivi	2 month
Clinical Advisor	Prof Arnon Nagler	1 month

Exhibit E

Core Patents

Title (E&F Ref.)	Territory	Application/ Patent Number	Filing Date	Status (Pending unless stated otherwise)	Expiration Date (without extension)
NOVEL POLYPEPTIDES AND ANTI-HIV DRUGS CONTAINING THE SAME		PCT/JP01/07668 WO 02/20561	05 Sep 2001	National Phase	05 Sep 2021
	Japan	4808363		Granted
	Canada	2,421,183
	Switzerland, Germany, France, UK, Ireland	EP 01963414.6		Granted
	USA	7,138,488		Granted	05 Sep 2021 + 338 days PTA
	USA-CIP	12/583,746
CXCR4 ANTAGONIST AND USE THEREOF		PCT/JP2003/010753 WO 2004/020462	26 Aug 2003	National Phase	26 Aug 2023
	Japan	2003-301176		Granted
	Japan-DIV	2011-060367
	Canada	2,537,158
		03791288.8		Allowed
		10176632.7
	USA	7,423,007		Granted	26 Aug 2023 + 0 days PTA
	USA-DIV	13/178,737